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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.

(Name of Issuer)

Shares of Common Stock, par value $.01 per share

(Title of Class of Securities)

590262101

(CUSIP Number)

October 1, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

     Page 1 of 6 pages

Cusip No. 590262101

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Infineon Technologies AG

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization: Federal Republic Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	Sole Voting Power 594,380

		6.	Shared Voting Power

		7.	Sole Dispositive Power 594,380

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,380

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9) 18.24%

12. CO	Type of Reporting Person (See Instructions)

Item 1(a).	Name of Issuer:
Merrimac Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
41 Fairfield Place West Caldwell, NJ 07006

Item 2(a).	Name of Person Filing:
Infineon Technologies AG

Item 2(b).	Address of Principal Business Office, or if None, Residence:
St.-Martin-Strasse 53 D-81541 Munich Germany

Item 2(c).	Citizenship: Federal Republic of Germany

Item 2(d).	Title of Class of Securities: Common Stock and warrants exercisable to purchase Common Stock

Item 2(e).	CUSIP Number: 590262101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 594,380

(b)	Percent of class: 18.24%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 594,380

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 594,380

	(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2002

(Date)

/s/ Michael von Eickstadt

(Signature)

General Counsel

(Name/Title)

/s/ Horst Meyer

(Signature)

Corporate Legal Counsel

(Name/Title)

Exhibit A

By virtue of the voting interest in Infineon of 12.45% held by its subsidiary Siemens Nederland N.V. and the voting interest in Infineon of 13.18% held by its domestic pension trust, Siemens AG, a German stock corporation (“Siemens”) may be deemed to control Infineon. Infineon understands that Siemens disclaims control of Infineon and disclaims beneficial ownership of any securities covered by this Statement pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934.